

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Robert Haiman
Executive Vice President, General Counsel and Secretary
ASHFORD HOSPITALITY TRUST INC
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: ASHFORD HOSPITALITY TRUST INC**
> **Registration Statement on Form S-11**
> **Filed June 9, 2021**
> **File No. 333-256916**

Dear Mr. Haiman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti